November 29, 2017

Via EDGAR Correspondence

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Helios and Matheson Analytics Inc.

Registration Statement on Form S-3

File No. 333-220488

Filed September 15, 2017

Dear Mr. Spirgel:

This letter is in response to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Helios and Matheson Analytics Inc., a Delaware corporation (the “Company”), dated October 19, 2017 (the “Staff’s Letter”) concerning the Company’s Registration Statement on Form S-3 (File No. 333-220488) filed with the Commission on September 15, 2017 (the “Registration Statement”).

The single comment set forth in the Staff’s Letter is repeated below.

General

1.       We note your response to prior comment 1. Given the number of shares being registered for resale on behalf of the selling security holder in relation to the number of your outstanding shares held by non-affiliates, we believe that the resale by the selling security holder is a primary offering on your behalf. Since you are not eligible to conduct a primary offering on Form S-3 in reliance on General Instruction I.B.1 of Form S-3 because you do not have the requisite public float, and the number of shares you are registering for resale on behalf of the selling security holder exceeds the amount permitted pursuant to General Instruction I.B.6 of Form S-3, please file a registration statement for the resale offering at the time of each conversion. Please identify the selling security holder as an underwriter and disclose the price at which it will sell shares of your common stock.

In response to this comment, and following a telephone conference between Kevin Friedmann, Esq. and the Staff, the Company will reduce the number of shares of common stock being registered to 3,043,030 shares, which is one-third of the number of shares held by the public (the “public float”) on November 27, 2017. According to a report from the Company’s transfer agent, on November 27, 2017 the Company had issued and outstanding 12,442,131 shares of common stock. Affiliates hold a total of 3,313,040 shares of common stock, leaving 9,129,091 shares of common stock in the public float. Therefore, after consideration of all of the factors described in the Company’s letter to the Staff, dated October 12, 2017, which are incorporated herein by reference, the Company believes that the offering is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i) in accordance with General Instruction I.B.3 to Form S-3. Also, while no longer at issue, please note that, due to the increase in the price of the Company’s common stock, since September 25, 2017 the public float has been over $75 million, therefore the Company is no longer subject to General Instruction 1.B.6 of Form S-3.

Larry Spirgel

Assistant Director

November 29, 2017

We hope that this letter adequately addresses the Staff’s questions regarding the registration statement. If the Staff has any additional questions or concerns, please contact our legal counsel, Kevin Friedmann, Esq., at kxf@msk.com or (310) 312-3106. Thank you.

Very truly yours, Helios and Matheson Analytics Inc. By: /s/ Stuart Benson Stuart Benson, Chief Financial Officer